Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces

SECOND QUARTER 2012 RESULTS

SHANGHAI, PRC — August 6, 2012 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the second fiscal quarter ended June 30, 2012.

Second Quarter 2012 Highlights as Compared to First Quarter 2012 (“QoQ”) and Second Quarter 2011 (“YoY”):

•	Net revenue was RMB528.2 million (US$83.1 million), up 3.8% QoQ and up 21.1% YoY.
•	Gross profit was RMB461.1 million (US$72.6 million), up 4.5% QoQ and up 23.7% YoY. Gross profit margin for the second quarter 2012 was 87.3%.
•	Net income attributable to the Company’s shareholders was RMB307.2 million (US$48.4 million), up 5.2% QoQ and up 2,920.6% YoY. The margin of net income attributable to the Company’s shareholders for the second quarter 2012 was 58.2%.
•	Basic and diluted earnings per American Depositary Share (“ADS”), each of which represents one ordinary share, were RMB1.30 (US$0.20) and RMB1.26 (US$0.20), respectively, compared to basic and diluted earnings per ADS of RMB1.24 and RMB1.22, respectively, for the first quarter 2012, and basic and diluted earnings per ADS of RMB0.04 and RMB0.04, respectively, for the second quarter 2011.
•	Non-GAAP net income attributable to the Company’s shareholders was RMB339.4 million (US$53.4 million), up 5.2% QoQ and up 23.6% YoY. The margin of non-GAAP net income attributable to the Company’s shareholders was 64.3%.
•	Basic and diluted non-GAAP earnings per ADS were RMB1.43 (US$0.23) and RMB1.40 (US$0.22), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.37 and RMB1.34, respectively, for the first quarter 2012, and basic and diluted non-GAAP earnings per ADS of RMB1.19 and RMB1.17, respectively, for the second quarter 2011.
•	Active Paying Accounts (“APA”) for online games was 2,216,000, up 1.4% QoQ and up 11.1% YoY.
•	Average Revenue Per User (“ARPU”) for online games was RMB233, up 1.9% QoQ and up 9.7% YoY.
•	Average Concurrent Users (“ACU”) for online games was 685,000, up 0.5% QoQ and up 4.7% YoY.
•	Peak Concurrent Users (“PCU”) for online games was 2,307,000, up 0.9% QoQ and up 8.7% YoY.

Please refer to the table on page 7 for reconciliation between net income attributable to the Company’s shareholders on a GAAP to non-GAAP basis.

FOR IMMEDIATE RELEASE

“We are pleased to deliver another solid quarter, as we continue to perform well in our operating metrics, which is supported by the sustained strong performance of our second flagship game ZT Online 2. We are also pleased to see our profitability remain at a high level while we strengthen our commitment to R&D and sales and marketing, both of which are on pace with our new game launches,” said Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer.

“We are delighted that we have made encouraging progress during the quarter in all aspects, and we expect to see sustained progress in the performance of ZT Online 2, a title which we believe will go from strength to strength following the launch of its first expansion pack and upcoming micro-client version, Qianjun Online, on the Qihoo 360 game platform.”

“In addition to launching the micro-version of ZT Online 2, a number of much-anticipated launches will occur in the second half of the year, as follows:”

“Allods Online, licensed from Russia’s Mail.Ru, will be our first western-themed massively multiplayer online role playing game (“MMORPG”). With beautiful 3D graphics and deep gameplay, we expect the game to help us grow and diversify our user base beginning in the third quarter. In addition, we also expect the game to help us continue to gain valuable experience in publishing foreign games, an area in which we believe will present growth opportunities for us in the future.”

“World of Xianxia, our next internally-developed MMORPG and major strategic product, also features beautiful 3D graphics with a Chinese fantasy theme. To stay ahead of the competition, we have pioneered GvG (“group versus group”) gameplay and revolutionized the social structure within this game, to create another groundbreaking MMORPG following ZT Online 2’s blockbuster success. We very much look forward to the second round of engineering testing in the third quarter and launch of this game in the fourth quarter, and we believe that it will further solidify our dominance in the MMORPG segment.”

“The development of webgames is one of our strategic priorities. We see ample opportunities present in the fast growing webgame market in China, which we believe will not only bring a new source of revenue, but will also broaden our reach to overseas markets. Our webgame design teams are now fully underway and functional. While our development teams are focusing on designing new webgames, our operations and business development teams are actively seeking domestic and foreign partners to publish our webgames. We believe that such a two-pronged structure will enable us to maximize our ability to capture new growth opportunities in today’s rapidly evolving online game market domestically and internationally. We expect to launch 3 webgames in the second half of this year. We also expect to cooperate with major online platforms in the future and leverage their large user bases to market our games and extend our reach to new players.”

“We remain focused on diversifying and deepening our game development pipeline, which we believe will help us diversify beyond our existing users and provide continuous growth for the last quarter of this year and into 2013, as we rely less and less on our legacy games. We are confident that our innovative, high-quality games, our talented design teams, and our low cost structure will keep Giant at the forefront of the dynamic online game industry.”

FOR IMMEDIATE RELEASE

Second Quarter Fiscal 2012 Unaudited Financial Results

Net Revenue. Net revenue for the second quarter 2012 was RMB528.2 million (US$83.1 million), representing a 3.8% increase from RMB508.8 million in the first quarter 2012 and a 21.1% increase from RMB436.2 million in the second quarter 2011.

Revenue from online games in the second quarter 2012 totaled RMB505.9 million (US$79.6 million), representing an increase of 3.4% from RMB489.5 million in the first quarter 2012 and a 22.4% increase from RMB413.4 million in the second quarter 2011. Online game net revenue increased sequentially and year-over-year quarterly primarily due to the growth of ZT Online 2.

ACU for online games in the second quarter 2012 was 685,000, representing a 0.5% sequential increase and a 4.7% increase over the second quarter 2011. ACU increased on a sequential and year-over-year basis primarily due to an increase in ZT Online 2 users. PCU for online games in the second quarter 2012 was 2,307,000, representing a 0.9% sequential increase and an 8.7% increase over the second quarter 2011. PCU increased on a sequential and year-over-year basis primarily due to the sustained popularity of ZT Online 2. ARPU for online games in the second quarter 2012 increased 1.9% sequentially and 9.7% year-over-year quarterly to RMB233. ARPU increased slightly on a sequential and year-over-year basis as users have gradually spent more as they progress through ZT Online 2. APA for online games in the second quarter 2012 increased 1.4% sequentially and was up 11.1% from the second quarter 2011 to 2,216,000. The sequential and year-over-year quarterly increases in APA were primarily due to the Company converting new users in ZT Online 2 into paying accounts.

Cost of Services. Cost of services was RMB67.1 million (US$10.6 million), representing a decrease of 0.8% from the first quarter 2012 and a 5.8% increase from the second quarter 2011. The slight sequential decrease in cost of services was mainly due to efficient cost control. The year-over-year quarterly increase was primarily due to the overall growth of our business operations.

Gross Profit and Gross Margin. Gross profit for the second quarter 2012 was RMB461.1 million (US$72.6 million), representing a 4.5% sequential increase and a 23.7% year-over-year quarterly increase. Gross margin for the second quarter 2012 was 87.3%, up from 86.7% in the first quarter 2012 and up from 85.5% in the second quarter 2011.

Operating Expenses. Total operating expenses for the second quarter 2012 were RMB133.2million (US$21.0 million), representing an increase of 7.3% from RMB124.2 million in the first quarter 2012 and a rise of 13.9% from RMB117.0 million in the second quarter 2011. As a percentage of revenue, total operating expenses were 25.2% for the second quarter 2012, compared to 24.4% in the first quarter 2012 and 26.8% in the second quarter 2011. The sequential increase in operating expenses is mainly attributable to the increase in marketing campaigns for the first expansion pack for ZT Online 2 in the second quarter 2012.

Research and product development (“R&D”) expenses for the second quarter 2012 increased 9.4% sequentially to RMB80.6 million (US$12.7 million) from RMB73.6 million in the first quarter 2012 and increased 35.5% year-over-year quarterly from RMB59.4 million in the second quarter 2011. As a percentage of revenue, R&D expenses were 15.3%, compared to 14.5% in the first quarter 2012 and 13.6% in the second quarter 2011. The sequential increase in R&D expenses is mainly attributable to expenses of certain game projects no longer being capitalized. The year-over-year increase was primarily due to increased investment in game development and share-based compensation expenses related to restricted shares granted at the end of November 2011.

FOR IMMEDIATE RELEASE

Sales and marketing (“S&M”) expenses were RMB47.7 million (US$7.5 million) in the second quarter 2012, up 111.6% sequentially from RMB22.5 million in the first quarter 2012 as the Company shifted marketing campaigns for the first expansion pack for ZT Online 2 from the first quarter to the second quarter 2012. S&M expenses were up 19.0% year-over-year from RMB40.1 million in the second quarter 2011, which was also due to increased marketing related to ZT Online 2. As a percentage of revenue, S&M expenses were 9.0% in the second quarter 2012, compared to 4.4% in the first quarter 2012 and 9.2% in the second quarter 2011.

General and administrative expenses (“G&A”) for the second quarter 2012 were RMB38.2 million (US$6.0 million), up 0.4% from RMB38.0 million in the first quarter 2012, and up 39.1% from RMB27.5 million in the second quarter 2011. As a percentage of revenue, G&A expenses were 7.2% in the second quarter 2012, compared 7.5% in the first quarter 2012 and 6.3% in the second quarter 2011. The sequential and year-over-year quarterly increases in G&A expenses were mainly attributable to share-based compensation expenses related to restricted shares granted at the end of November 2011.

Financial Incentive. The financial incentive, which mainly relates to the refund of business tax, value-added tax, and enterprise income tax from the Shanghai municipal government, was RMB33.2 million (US$5.2 million) in the second quarter 2012. It is treated as a reduction in operating expenses.

Interest Income. Interest income for the second quarter 2012 was RMB25.6 million (US$4.0 million), compared to RMB22.4 million in the first quarter 2012 and RMB41.1 million in the second quarter 2011. Interest income increased sequentially due to the increase in our cash balance within the quarter, but decreased year-over-year due to the Company’s lower cash balance after the payment of our one-time special cash dividend of US$3.00 per ADS in September 2011.

Income Tax. Income tax expense for the second quarter 2012 was RMB36.3 million (US$5.7 million), compared to income tax expense of RMB28.4 million in the first quarter 2012 and income tax expense of RMB286.5 million in the second quarter 2011. Income tax expense increased sequentially due to the increase of pretax profit, and decreased year-over-year due to a one-time withholding tax accrued in the second quarter 2011 in connection with the repatriation of cash for a special cash dividend paid during the third quarter 2011.

Net Income Attributable to the Company’s Shareholders. Net income attributable to the Company’s shareholders for the second quarter 2012 was RMB307.2 million (US$48.4 million), an increase of 5.2% from RMB292.2 million in the first quarter 2012 and a year-over-year increase of 2,920.6% from RMB10.2 million in the second quarter 2011. Net income attributable to the Company’s shareholders increased sequentially primarily due to the growth of our game operations, increase in financial incentive, and increase in other income. The year-over-year increase was a result of the growth of our game operations as well as a one-time withholding tax accrued in the second quarter 2011 in connection with the repatriation of cash for a special cash dividend paid during the third quarter 2011. The margin of net income attributable to the Company’s shareholders was 58.2% for the second quarter 2012, compared to 57.4% in the first quarter 2012 and 2.3% in the second quarter 2011.

FOR IMMEDIATE RELEASE

Cash, Cash Equivalents and Short-Term Investments. As of June 30, 2012, our cash, cash equivalents and short-term investments totaled RMB1,998.7 million (US$314.6 million), compared to RMB1,828.9 million as of March 31, 2012. The sequential increase was primarily due to the growth of our cash balances as a result of our game operations.

Business Highlights and Outlook

Existing Games

ZT Online 1 Series - During the second quarter 2012, ZT Online rolled out a series of PK tournaments to stimulate interaction among existing players and attract former players to return to the game. ZT Online Classic Edition also introduced a selection of new gameplays centering on in-game customization and interface improvements during the second quarter. ZT Online Green Edition, in its latest expansion pack, added more innovative features to the existing gameplays, updated several maps and gained a great amount of attention and positive feedback from gamers.

ZT Online 2 - During the second quarter 2012, we launched the first expansion pack for ZT Online 2 and reached 541,000 PCU on April 22, 2012. The expansion pack provides a better experience for gamers by including improvements in the following six areas: gameplay, new player tutorials, free gifting system, account security, social interactions and online activities. On July 27, 2012 we announced a collaboration with Qihoo 360 to operate Qianjun Online, the micro-client version of ZT Online 2, on Qihoo 360’s platform. Qianjun Online is expected to be launched in August 2012 and we believe this collaboration will help us reach a larger user base. The Vietnamese version of ZT Online 2 was launched in the second quarter 2012 and we expect marketing campaigns related to the Vietnamese version will start in September 2012.

Elsword - In June 2012, an updated version of the game with a new character and new pets was released and well-received by gamers. The team is currently developing additional localized elements and instance dungeons.

Pipeline Games

Allods Online – Allods Online is a 3D free-to-play fantasy MMORPG developed by Mail.Ru Inc. We conducted our second engineering testing on May 3, 2012 and gathered positive gamer feedback. We expect to begin closed beta testing for Allods Online at the end of August 2012.

World of Xianxia - World of Xianxia is a self-developed 3D Chinese fantasy style MMORPG with an ancient Chinese mythological background and vivid style graphics. We completed a one-month long engineering testing in July 2012 which garnered a great amount of interest among gamers. The R&D team is currently optimizing the game based on user feedback and adding new content to the game. We plan to commence the second round of larger engineering testing in the third quarter and unlimited closed beta testing during the fourth quarter 2012.

FOR IMMEDIATE RELEASE

Webgames - Genesis of the Empire is an action role playing game (“ARPG”) based on the Three Kingdoms period of ancient Chinese history and is expected to undergo engineering testing in the third quarter 2012 and commercial launch in the fourth quarter 2012. The Sky is an ARPG incorporating core gameplay mechanics from the ZT Online series and is expected to undergo engineering testing in the third quarter 2012 and commercial launch in the fourth quarter 2012. Marine Tycoon, a maritime themed strategy game, is currently undergoing engineering testing.

Glorious Mission – Glorious Mission is our first FPS game and is also currently the only game in the world that is playable from the perspective of the PLA. With the support of China’s military, Glorious Mission will allow gamers to use weapons, equipment and vehicles modeled after the real ones used by PLA soldiers. The game will be based on the Unreal 3 engine and will be the first game developed in China using Microsoft’s DirectX 11 multimedia protocol. DirectX 11’s Direct3D graphics API will allow Glorious Mission to render superior lighting, shading and particle effects, while also scaling accordingly to accommodate the widest range of PC hardware requirements in China. The game is currently expected to begin engineering testing in the fourth quarter 2012.

Third Quarter 2012 Guidance — We expect sequential growth to be flat to moderate in the third quarter.

Conference Call

Giant’s senior management will host a conference call on August 6, 2012 at 9:00 pm (US Eastern Time) / 6:00 pm (US Pacific Time), which is August 7, 2012 at 9:00 am (Beijing Time) to discuss its 2012 second quarter financial results and recent business activity.

The conference call may be accessed using the following numbers:

US:       +1-866-519-4004

China:  400-620-8038

Hong Kong:    800-930-346

International:  +65-6723-9381

Passcode:        Giant

Please dial in approximately 10 minutes before the scheduled time of this call.

A replay of the conference call will be available starting 3:00 pm (US Eastern Time) on August 7, 2012 using the following numbers:

US:       +1-866-214-5335

Outside US:     +61-2-8235-5000

Passcode:         1361-1487

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

FOR IMMEDIATE RELEASE

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.3530, which was the noon buying rate as of June 30, 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation and one-time accrued withholding tax associated with the repatriation of cash for a special dividend intended to be paid. Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant as well as when planning and forecasting future periods.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2011	2012	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	10,170,791	292,152,192	307,217,574	48,357,874

Share-based compensation	4,703,886	30,329,250	32,181,526	5,065,564
Accrued withholding tax associated with the repatriation of cash for a special dividend intended to be paid	259,647,915	-	-	-

Non-GAAP net income attributable to the Company’s shareholders:	274,522,592	322,481,442	339,399,100	53,423,438
Non-GAAP earnings per share:

Basic	1.19	1.37	1.43	0.23
Diluted	1.17	1.34	1.40	0.22

Weighted average ordinary shares:

Basic	229,867,164	235,630,482	236,700,106	236,700,106
Diluted	235,495,344	240,341,637	243,280,108	243,280,108

FOR IMMEDIATE RELEASE

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, and Elsword. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the ability of the Company to cooperate with online platforms in addition to Qihoo 360, the sustained progress and performance of ZT Online 2 after the launch of its first new expansion pack and micro-client version, the sustained growth and diversity of Company’s user base after the launch and the testing of pipeline games, the capacity for World of Xianxia to become another blockbuster MMORPG of the Company, the ability of the Company to capture new growth opportunities in domestic and international online game market after the implement of the Company’s strategy in connection with webgames, the Company’s moderate sequential growth in the third quarter 2012, and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include a deterioration in the performance of the ZT Online 1 Series, failure of ZT Online 2 to grow as expected, unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on ZT Online 1 Series and ZT Online 2, which currently account for the majority of our historical net revenues, failure of our webgames and first FPS game to grow as successful as expected, our uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which we operate.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20-F for the fiscal year 2011, as filed with the Securities and Exchange Commission on April 23, 2012, and are available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report for fiscal year 2011. Our actual results of operations for the second quarter of 2012 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

FOR IMMEDIATE RELEASE

Investor Contacts:

Giant Interactive Group, Inc.	Giant Interactive Group, Inc.
Rich Chiang, IR Director	Kristie Chen, IR Manager
T: +86-21-3397-9959	T: +86-21-3397-9971
E: ir@ztgame.com	E: ir@ztgame.com
www.ga-me.com	www.ga-me.com

Fleishman-Hillard
Hon Gay Lau
T: +852-2530-0228
E: giantinteractive@fleishman.com

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited	Unaudited	Unaudited
	June 30,	March 31,	June 30,	June 30,
	2011	2012	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	3,271,041,797	1,133,160,564	804,654,944	126,657,476
Prepayments and other current assets	193,432,805	121,201,806	170,289,336	26,804,555
Deposit for investment	958,800,000	-	-	-
Accounts receivable	14,917,071	8,328,371	17,051,202	2,683,961
Due from a related party	6,315,310	9,458,069	15,359,843	2,417,731
Inventories	329,677	262,241	297,817	46,878
Deferred tax assets	121,116,763	170,090,415	162,858,572	25,634,908
Short-term investments	1,947,696,920	695,759,465	1,194,022,110	187,946,184

Total current assets	6,513,650,343	2,138,260,931	2,364,533,824	372,191,693
Non-current assets:
Property and equipment, net	157,085,271	337,070,762	336,615,015	52,985,206
Intangible assets, net	28,499,398	32,892,864	28,034,096	4,412,734
Due from R&D entity partners	10,270,600	7,637,000	12,637,000	1,989,139
Goodwill	22,201,960	22,201,960	22,201,960	3,494,721
Investment in equity investees	40,688,607	347,940,937	347,837,176	54,751,641
Long-term investment	29,495,239	9,000,000	39,331,600	6,191,028
Available-for-sale securities	411,251,399	394,786,080	346,218,997	54,496,930
Held-to-maturity securities	100,000,000	200,000,000	190,000,000	29,907,130
Deferred tax assets	9,909,073	20,210,592	22,329,767	3,514,838
Other assets	277,755,534	82,163,026	19,374,293	3,049,629

Total non-current assets	1,087,157,081	1,453,903,221	1,364,579,904	214,792,996

Total assets	7,600,807,424	3,592,164,152	3,729,113,728	586,984,689

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Payables and accrued expenses	319,384,342	133,260,050	144,414,604	22,731,718
Advances from distributors	55,962,126	90,535,274	75,732,035	11,920,674
Due to a related party	81,216	1,235,240	552,400	86,951
Deferred revenue	545,550,018	517,046,576	497,149,174	78,254,238
Unrecognized tax benefit	24,111,091	46,702,119	47,579,967	7,489,370
Dividend payable	-	248,764,622	-	-
Tax payable	6,447,488	231,619	19,810,821	3,118,341
Deferred tax liability	259,779,308	110,795,992	111,844,191	17,604,941

Total current liabilities	1,211,315,589	1,148,571,492	897,083,192	141,206,233

Non-current liabilities:
Deferred tax liability	313,247	20,257,241	25,545,973	4,021,088

Total non-current liabilities	313,247	20,257,241	25,545,973	4,021,088

Total liabilities	1,211,628,836	1,168,828,733	922,629,165	145,227,321

Shareholders’ equity
Ordinary shares
(Par value US$0.0000002 per share; 500,000,000 shares authorized as at June 30,2011,March 31,2012 and June 30, 2012 respectively; 263,110,626 shares issued and 230,031,399 shares outstanding at June 30,2011 , 273,110,626 shares issued and 236,396,009 shares outstanding at March 31,2012 , 273,110,626 shares issued and 236,988,598 shares outstanding at June 30, 2012 )	417	430	430	68
Additional paid-in capital	6,097,439,836	4,395,956,452	4,448,772,557	700,263,270
Statutory reserves	43,890,273	14,125,819	14,125,819	2,223,488
Accumulated other comprehensive loss	(353,873,429)	(394,224,917)	(409,464,576)	(64,452,161)
Retained earnings	2,696,113,340	500,619,640	808,080,356	127,196,656
Treasury stock	(2,104,592,372)	(2,122,524,316)	(2,122,597,526)	(334,109,480)

Total Giant Interactive Group Inc.’s equity	6,378,978,065	2,393,953,108	2,738,917,060	431,121,841

Non controlling interest	10,200,523	29,382,311	67,567,503	10,635,527

Total shareholders’ equity	6,389,178,588	2,423,335,419	2,806,484,563	441,757,368

Total liabilities and shareholders’ equity	7,600,807,424	3,592,164,152	3,729,113,728	586,984,689

FOR IMMEDIATE RELEASE

GIANT Interactive Group, Inc.

CONSOLIDATED statements of operations AND COMPREHENSIVE INCOME

	Three months ended
	June 30	March 31	June 30	June 30
	2011	2012	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online game	413,397,708	489,533,330	505,935,805	79,637,306
Licensing revenue	12,600,182	13,189,933	14,412,389	2,268,596
Other revenue, net	10,231,572	6,056,603	7,868,368	1,238,528

Total net revenue	436,229,462	508,779,866	528,216,562	83,144,430

Cost of services	(63,395,955)	(67,616,638)	(67,099,146)	(10,561,805)

Gross profit	372,833,507	441,163,228	461,117,416	72,582,625

Operating (expenses) income:
Research and product development expenses	(59,437,433)	(73,633,430)	(80,557,569)	(12,680,241)
Sales and marketing expenses	(40,069,042)	(22,524,589)	(47,669,338)	(7,503,437)
General and administrative expenses	(27,456,008)	(38,029,407)	(38,179,977)	(6,009,756)
Government financial incentives	10,000,000	10,000,000	33,214,000	5,228,081

Total operating expenses	(116,962,483)	(124,187,426)	(133,192,884)	(20,965,353)

Income from operations	255,871,024	316,975,802	327,924,532	51,617,272

Interest income	41,050,855	22,367,030	25,647,412	4,037,055
Other income, net	594,442	5,107,128	13,888,822	2,186,183
Investment income	-	310,120	-	-

Income before income tax expenses	297,516,321	344,760,080	367,460,766	57,840,510

Income tax expense	(286,488,727)	(28,401,327)	(36,255,506)	(5,706,832)
Share of loss, net, of equity investees	(1,690,931)	(3,459,288)	(1,053,761)	(165,868)

Net Income	9,336,663	312,899,465	330,151,499	51,967,810

Net loss(income) attributable to non controlling interests	834,128	(20,747,273)	(22,933,925)	(3,609,936)

Net income attributable to the Company’s shareholders	10,170,791	292,152,192	307,217,574	48,357,874

Other comprehensive income (loss), net of tax
Foreign currency translation (loss) gain	(27,456,770)	(1,340,209)	4,819,713	758,652
Unrealized holding (loss) gain	(4,425,837)	8,345,079	(20,059,373)	(3,157,465)

Total other comprehensive income (loss), net of tax	(31,882,607)	7,004,870	(15,239,660)	(2,398,813)

Comprehensive income (loss)	(21,711,816)	299,157,062	291,977,914	45,959,061
Earnings per share:

Basic	0.04	1.24	1.30	0.20
Diluted	0.04	1.22	1.26	0.20

Weighted average ordinary shares:

Basic	229,867,164	235,630,482	236,700,106	236,700,106
Diluted	235,495,344	240,341,637	243,280,108	243,280,108

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